QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

[BIOFUEL ENERGY CORP. LOGO]

NEWS RELEASE

BIOFUEL REPORTS YEAR END RESULTS

        DENVER, COLORADO—MARCH 11, 2008—BIOFUEL ENERGY CORP. (NASDAQ:BIOF), a development stage ethanol production company, today announced its year end results. For the three months ended December 31, 2007, the Company recorded a net loss to common shareholders after minority interest of $1,011,000 or $0.07 a share. For the year, a net loss after minority interest of $3,748,000 or $0.35 a share was recorded. The Company's first two ethanol plants should become operational late in the second quarter. In the interim, their construction is being completed and preparations for start up are being finalized. The Company does not expect to report revenues until its plants come on line. The Wood River, Nebraska and Fairmont, Minnesota plants will each have a nameplate capacity of 115 million gallons a year of fuel grade ethanol. Cargill, Incorporated will supply the plants' corn requirements and market their ethanol and distillers grain output.

        The $1.0 million quarterly loss was due to $2.6 million of overhead and administrative costs, offset by $744,000 of interest income and the elimination of $890,000 in minority interest. Costs reflected $1.4 million of compensation expense, including non-cash charges of $214,000 related to options and restricted stock grants. Most other costs, including interest, are being capitalized until the initial plants become operational.

        The roughly $3.7 million loss to common shareholders for the year was due to $9.2 million of overhead and administrative costs plus a $1.3 million beneficial conversion charge, offset by $1.8 million of interest income and $5.0 million of minority interest. Costs reflected $5.4 million of compensation expense, including non-cash charges of $1.4 million related to share based payments awarded to officers and employees during the year. In determining the net loss to common shareholders, a non-cash beneficial conversion charge of $1.3 million was recorded immediately prior to the Company's initial public offering in June.

        During the fourth quarter, approximately $32 million was expended on the construction of the Wood River and Fairmont facilities. Through year end, a total of $264 million had been spent on their construction. Based on remaining amounts due under turnkey construction contracts and an estimate of costs to complete those aspects of construction being performed by the Company, a further $56 million to $66 million should be expended to complete the facilities, exclusive of corporate overhead and financing charges. By the time the initial plants become operational, the Company estimates that it will have spent or incurred a total of $380 million of costs, including construction, overhead, financing charges net of interest income and other capitalized costs. That would indicate a total cost of $1.65 per gallon of capacity for the initial facilities. At June 30, 2008, the plants are expected to have a net book value of roughly $325 million or $1.41 per gallon, as certain of the above costs were expensed in the course of construction.

        In the fourth quarter, the Company borrowed $40.0 million under its bank credit facilities. At December 31st, $104.0 million had been drawn on the bank facility and $20.0 million of subordinated debt remained outstanding. As of that date, the Company held approximately $56.0 million of cash in interest bearing accounts. In October 2007, the Board of Directors approved a $7.5 million stock repurchase plan. Through December 31st, 394,046 shares had been repurchased at an average price of $5.15 per share. Through March 10th, 667,882 shares had been repurchased at an average price of $5.58 per share, leaving $3,750,000 available under the repurchase plan. The shares repurchased are being held as treasury stock.

        Simultaneously, the Company announced that Daniel S. Loeb had resigned from the Board of Directors due to other time commitments and that Todd Q. Swanson, an associate of Mr. Loeb's at

Third Point LLC, had been elected a Director. Mr. Swanson has been actively involved with BioFuel Energy since its founding. His election to the Board was approved unanimously by the other Directors.

        Commenting, Mr. Thomas J. Edelman, the Company's Chairman said, "Despite the challenges presented by current corn prices, we remain focused on finishing construction of our plants. We have ample availability under our bank facility to fund their completion and retain over $50.0 million of cash on our balance sheet. While the industry has come under significant pressure as rising corn prices have sharply reduced or eliminated current operating margins, we remain convinced of the important role ethanol will play in our country's supply of vehicle fuel and the opportunities that will provide the most efficient producers. With our plants steadily moving towards completion, we look forward to keeping you apprised of our progress in the months ahead."

        The Company plans to host a conference call on Wednesday, March 12, 2008 beginning at 11:00 a.m. (EDT) to discuss the results. To participate, please dial (800) 944-8766. The participant code for the call is 25381. Approximately 90 minutes following the call, a phone playback will be available for 30 days by dialing (866) 281-6782. The access code for the replay is 157762.

        This release contains certain forward-looking statements within the meaning of the Federal securities laws. Such statements are based on management's current expectations, estimates and projections, which are subject to a wide range of uncertainties and business risks. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Factors that could cause actual results to differ from those anticipated are discussed in our Exchange Act filings and our Annual Report on Form 10-K.

        BioFuel Energy is a development stage company currently engaged in constructing two 115 million gallons per year ethanol plants in the Midwestern corn belt. The Company's goal is to become a leading ethanol producer in the United States by acquiring, developing, owning and operating ethanol production facilities.

###

Contact:	David J. Kornder Executive Vice President & Chief Financial Officer (303) 592-8110 dkornder@bfenergy.com	For more information: www.bfenergy.com

BioFuel Energy Corp.
(in thousands, except per share amounts)

	Three Months Ended December 31,		Year Ended December 31,
Summary Income Statement
	2006	2007	2006(a)	2007
Revenues	$—	$—	$—	$—
Expenses
Compensation expense	462	1,368	7,712	5,379
Other	531	1,277	1,450	3,836

Total expenses	993	2,645	9,162	9,215
Interest income	9	744	11	1,812

Loss before minority interest	(984)	(1,901)	(9,151)	(7,403)
Minority interest in loss of BioFuel Energy, LLC	(983)	(890)	(6,817)	(4,982)

Net loss	(1)	(1,011)	(2,334)	(2,421)
Beneficial conversion charge	—	—	—	(1,327)
Net loss to common shareholders	$(1)	$(1,011)	$(2,334)	$(3,748)

Loss per share—basic and diluted	$(0.00)	$(0.07)	$(0.46)	$(0.35)

Weighted average shares outstanding
Basic	5,042	15,313	5,042	10,643
Diluted(b)	5,042	33,240	5,042	20,553

	December 31,
Summary Balance Sheet
	2006	2007
Cash and equivalents	$27,239	$55,987
Prepaid expenses	469	194
Property, plant and equipment, net	82,892	276,785
Restricted cash	—	2,155
Debt issuance costs, net	9,404	8,852
Deferred offering costs	1,470	—
Other assets	7	126

Total assets	$121,481	$344,099

Total current liabilities	19,818	24,814
Construction retainage	3,017	—
Long-term debt, net of current portion	—	122,440
Tax financing, net of current portion	—	5,823
Other liabilities	—	552

Total liabilities	22,835	153,629
Minority interest	74,027	68,799
Stockholders' equity	24,619	121,671

Total liabilities and stockholders' equity	$121,481	$344,099

Other Information
Senior bank facility—construction loan	$210,000
Amounts borrowed at December 31, 2007	(104,000)

Available borrowings	$106,000
Total shares oustanding(c)	32,997

(a)
Period is from the Company's inception on April 11, 2006 to December 31, 2006

(b)
Diluted shares are not utilized in the GAAP loss per share calculation as they are anti-diluitive.

(c)
Includes common shares and class B common shares, net of 394,000 shares held in treasury.

QuickLinks

  Exhibit 99.1